Exhibit 99.(h)(3)

EXECUTION VERSION

ARES PRIVATE MARKETS FUND
SECOND AMENDED AND RESTATED DISTRIBUTION AND SERVICING PLAN
ADOPTED PURSUANT TO RULE 12b-1

December 22, 2025

WHEREAS, Ares Private Markets Fund (the "Fund") is a closed-end management investment company registered under the Investment Company Act of 1940, as amended ("1940 Act");

WHEREAS, the Fund is permitted to rely on an exemptive order issued by the Securities and Exchange Commission (the "SEC") to offer multiple classes of shares with, among other things, asset-based distribution and/or service fees (the "Order");

WHEREAS, reliance on the Order requires the Fund to comply with the provisions of Rule 12b-1 under the 1940 Act as if it were an open-end management investment company;

WHEREAS, the Fund voluntarily adopted a distribution and servicing plan pursuant to Rule 12b-1 under the 1940 Act with respect to the classes of shares of beneficial interest ("Shares") set forth on Exhibit A hereto, as such Exhibit may be amended from time to time (each, a "Class"), on February 24, 2022 (the "Initial Plan") and amended and restated the Initial Plan on February 27, 2024 (the "Amended and Restated Plan"); and

WHEREAS, the Fund currently employs Ares Wealth Management Solutions, LLC (“AWMS”) as distributor of the Shares of each Class (as defined below) of the Fund;

WHEREAS, effective as of January 2, 2026 (the "Effective Date"), AWMS will be consolidated with and into Ares Management Capital Markets LLC, a Delaware limited liability company (“AMCM”) (the “Consolidation”), and AMCM shall thereafter serve as the distributor of the Shares of each Class of the Fund; and

WHEREAS, as a result of and subject to the consummation of the Consolidation and commencing as of the Effective Date, the Fund desires to amend and restate the Amended and Restated Plan in its entirety pursuant to Rule 12b-1 with respect to the Classes;

NOW, THEREFORE, the Fund, with respect to each Class, hereby seeks to amend and restate that Amended and Restated Plan (as amended and restated, the "Plan") in accordance with Rule 12b-1 under the 1940 Act on the following terms and conditions:

1.       Each Class shall pay to AMCM, to compensate financial industry professionals for distribution-related expenses, if applicable, and providing ongoing services in respect of shareholders who own such Class, a fee at the annual rate set forth in Exhibit A hereto, based on the aggregate net assets of the Fund attributable to each such Class, respectively, to be calculated as of the beginning of the first calendar day of each applicable month, and payable monthly in arrears. For purposes of calculating such fee, net asset value will be calculated prior to any reduction for any fees and expenses of the Fund, including, without limitation, the fees payable hereunder. In addition, the value of the Fund's net assets attributable to each Class shall be computed in the manner specified in the Fund's then-current Prospectus and Statement of Additional Information for the computation of the Fund's net asset value.

2.       As distributor of the Fund's Shares, AMCM may spend such amounts hereunder as it deems appropriate on any activities or expenses primarily intended to result in the sale of each Class, including, but not limited to: compensation to employees of AMCM; compensation to AMCM and other qualifying financial intermediaries that engage in or support the distribution of Shares; expenses of AMCM and such other financial intermediaries and entities, including overhead and telephone and other communication expenses; the printing and distribution of prospectuses and shareholder reports other than for existing members of the Fund; and the preparation and distribution of sales literature and advertising materials. This section does not preclude AMCM or its affiliates from making additional payments outside of the Plan.

3.       AMCM may spend such amounts hereunder as it deems appropriate on the administration and servicing of each Class's shareholder accounts, including, but not limited to: responding to inquiries from shareholders or their representatives requesting information regarding matters such as shareholder account or transaction status, net asset value of shares, performance, services, plans and options, investment policies, portfolio holdings, and distributions and taxation thereof; and dealing with complaints and correspondence of shareholders; compensating financial intermediaries and their employees who service each Class's shareholder accounts; and paying expenses of such financial intermediaries, including overhead and telephone and other communications expenses. This section does not preclude AMCM or its affiliates from making additional payments outside of the Plan.

4.       This Plan and any related agreements shall become effective at such time as is specified by the Board of Trustees of the Fund (the "Board") and shall continue in effect for successive periods of one year for so long as such continuance is specifically approved at least annually by votes of a majority of both (a) the Board and (b) those Trustees who are not "interested persons" (as defined in Section 2(a)(19) of the 1940 Act) of the Fund and who have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the "Rule 12b-1 Trustees"), cast in person or as otherwise permitted by the SEC at a meeting or meetings called for the purpose of voting on this Plan and such related agreements; and only if the Trustees who approve the implementation or continuation of the Plan have reached the conclusion required by Rule 12b-1(e) under the 1940 Act.

5.       Any person authorized to direct the disposition of monies paid or payable by the Fund pursuant to this Plan or any related agreement shall provide to the Board, and the Board shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

6.       As to each Class, this Plan may be terminated at any time without penalty by vote of a majority of the Rule 12b-1 Trustees or by vote of a majority of the outstanding voting securities of such Class.

7.       As to each Class, this Plan may not be amended to increase materially the amount of fees to be paid by the Fund hereunder unless such amendment is approved by a vote of a majority of the outstanding securities (as defined in the 1940 Act) of such Class, and no material amendment to the Plan shall be made unless such amendment is approved in the manner provided in Paragraph 4 hereof for annual approval.

8.       While this Plan is in effect, the selection and nomination of Trustees who are not "interested persons" (as defined in Section 2(a)(19) of the 1940 Act) of the Fund shall be committed to the discretion of Trustees who are themselves not interested persons.

9.       The Fund shall preserve copies of this Plan and any related agreements for a period of not less than six years from the date of expiration of the Plan or agreement, as the case may be, the first two years in an easily accessible place; and shall preserve copies of each report made pursuant to Paragraph 5 hereof for a period of not less than six years from the date of such report, the first two years in an easily accessible place.

IN WITNESS WHEREOF, the Fund has executed this Plan as of the date first above written.

ARES PRIVATE MARKETS FUND

By:	/s/ Matthew Jill

Name:	Matthew Jill

Title:	Authorized Signatory

Agreed and assented to:

ARES MANAGEMENT CAPITAL MARKETS LLC

By:	/s/ Heather Braun

Name:	Heather Braun

Title:	COO AMCM

ARES WEALTH MANAGEMENT SOLUTIONS, LLC

By:	/s/ Casey Galligan

Name:	Casey Galligan

Title:	Co-CEO of Ares Wealth Management Solutions

EXHIBIT A

Name of Class	Fee Rate
Class A Shares	0.85%
Class D Shares	0.25%

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